Filed by TurnWorks, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                          Subject Company: Hawaiian Airlines, Inc.
                          Commission File No. 001-08836





         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700) INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TURNWORKS, INC. ON JANUARY 8, 2002.

                          [TURNWORKS LOGO -- OMMITTED]


NEWS RELEASE

FOR IMMEDIATE RELEASE
Tuesday, January 8, 2002

                                                                        Contact:
                                                                  Alison Russell
                                                          Communications-Pacific
                                                                  (808) 543-3542


                        MERGED AIRLINE PROPOSES FARE CAPS

      Planned Fare Structure Would Offer Low Interisland Fares for Kamaaina

HONOLULU - Addressing issues raised by the traveling public about the planned merger between Aloha and Hawaiian airlines, officials of TurnWorks, Inc., the company that is overseeing the merger, presented key elements of its proposed fare structure and service commitment to the State Attorney General's office this morning.

According to Aloha and Hawaiian airlines, approximately 30 percent of the interisland airline passengers are residents of Hawaii. Under the TurnWorks proposal, these passengers will be able to access seats at low one-way interisland rates. The merged airline would guarantee, for kamaaina, 10 percent of its one-way interisland seats at $55 or less and an additional 20 percent of its seats at $60 or less. Annual increases on these rates will be limited to the Consumer Price Index (CPI) and these fares will be guaranteed for the five years following the effective date of the merger.

In addition, the maximum one-way interisland coach fare for residents and visitors will be capped at rates which are less than low-cost airlines, such as Southwest Airlines, are charging for similar mature routes on the Mainland. These fares also are well below the highest fares currently in effect for both airlines. The maximum interisland fare will not exceed $78 for the first two years following the merger, with increases no greater than the CPI for the following three years.

All coupons sold before the date of the merger would be honored, and the airline plans to continue flying to all the interisland markets currently served by Aloha, Aloha Island Air, and Hawaiian Airlines.

"Unlike the gas stations and grocery stores in Hawaii, fares on our new airline will be cheaper than you would find on similar routes on the Mainland," said Greg Brenneman, chairman and chief executive officer of TurnWorks, Inc. "Hawaii residents will find special deals well below $55 when traveling interisland, especially during off-peak hours."

Also under the new plan, all existing cargo contracts would be honored, with increases in contracts, if any, limited to changes in the CPI for five years.

Frequent flyer members of the two airlines would not lose any mileage credits, and travelers who belong to both frequent flyer programs will benefit by the combination of their mileage credits into a single account.

Future plans also call for the addition of new technology such as e-ticket machines and Internet sites that will facilitate check-in procedures, reduce the need for hand security searches, and increase consumer convenience when purchasing tickets.

A summary of the proposal is attached.

                                    # # # # #

         Cautionary Statement
         --------------------

         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders will be able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).

                                 TurnWorks, Inc.
                               Settlement Proposal

Aloha Holdings Inc. is proposing to the State of Hawaii that it will preserve a strong Hawaii-based flagship air carrier. The agreement will support continued growth in tourism. It will also ensure no negative impact on state residents and business operators who rely on air transportation throughout the state.

Fares/Cargo Rates:

1. Special coach fares will be made available to Hawaii residents and businesses.
       - A minimum of 10% of the available seats will be made available at $55 or less one way and an additional 20% of the available seats will be made available at $60 or less one way. These base fares will be available for five years and will increase at the rate of the Consumer Price Index annually.

2. Maximum one-way fare will not increase above the published fare level of $78 one way for two years following the effective date of the merger and will increase at a rate equal to the Consumer Price Index for three years thereafter.

3. All existing cargo contracts will be honored. Increases in contracts, if any, would be limited to the Consumer Price Index for five years.

Service Level:

1. Interisland airports currently served by Aloha and Hawaiian airlines will continue to be served.

2. Flights will be added as needed so that the average annual load factor percent of seats filled) does not exceed 80%.

3. New technology (e-ticket machines, Internet sites) will be added to reduce check-in time and the need for hand searches, and increase consumer convenience in purchasing tickets.

4. Frequent flyer programs will be consolidated, and customers will keep all of their combined miles and we will seek to maintain strategic alliances in order to honor all frequent flyer program commitments.


Other Conditions:

1. All coupons sold before the date the merger closes will be honored subject to the restrictions currently on the coupon.

2. All fares and cargo commitments will be subject to the addition of certain surcharges, applicable taxes and increases in costs imposed by federal or state agencies such as security costs, passenger facility charges (PFCs), and large increases in uncontrollable costs such as insurance or fuel.

3. The agreement will expire if the agreed-upon level of new entry is achieved.